

April 12, 2013

<u>Via Facsimile</u>
Mr. Edward Carroll
Chief Financial Officer
Greenshift Corporation
5950 Shiloh Road East – Suite N
Alpharetta, GA 30005

      Re: Greenshift Corporation
              Item 4.02 Form 8-K
              Filed April 3, 2013
              File No. 000-50469

Dear Mr. Carroll:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Rufus Decker

               Rufus Decker
               Accounting Branch Chief